AMARC RESOURCES LTD.

CONSOLIDATED FINANCIAL STATEMENTS

SIX MONTHS ENDED SEPTEMBER 30, 2004

(Expressed in Canadian Dollars)

(Unaudited)

These financial statements have not been reviewed by the Company's auditors

AMARC RESOURCES LTD.
Consolidated Balance Sheets
(Expressed in Canadian Dollars)

	September 30, 2004	March 31, 2004
	(unaudited)	(audited)

ASSETS

Current assets
Cash and equivalents	$12,216,854	$13,724,673
Marketable securities (note 4)	250,000	125,000
Amounts receivable and prepaids	153,074	121,888
Balances receivable from related parties (note 9)	-	81,839
	12,619,928	14,053,400

Equipment (note 5)	53,257	60,188
Mineral property interests (note 6)	241,929	73,929

	$12,915,114	$14,187,517

LIABILITIES AND SHAREHOLDERS' EQUITY

Current liabilities
Accounts payable and accrued liabilities	$199,492	$182,759
Balances payable to related parties (note 9)	189,903	-
	389,395	182,759

Shareholders' equity
Share capital (note 8(b))	20,983,364	20,638,830
Contributed surplus (note 8(e))	829,778	413,168
Deficit	(9,287,423)	(7,047,240)
	12,525,719	14,004,758
Nature of operations (note 1)
Commitments (note 11)
Subsequent events (notes 7, 12)

	$12,915,114	$14,187,517

The accompanying notes are an integral part of these consolidated financial statements

Approved by the Board of Directors

/s/ Ronald W. Thiessen	/s/ Jeffrey R. Mason

Ronald W. Thiessen	Jeffrey R. Mason
Director	Director

AMARC RESOURCES LTD.
Consolidated Statements of Operations
(Expressed in Canadian Dollars)
(Unaudited)

	Three months ended Sept. 30		Six months ended Sept. 30
	2004	2003	2004	2003

Expenses
Conference and travel	$191	$137	$2,610	$137
Depreciation	3,465	4,489	6,931	8,978
Exploration (note 7)	1,187,470	12,872	1,731,943	19,375
Exploration - stock-based compensation
(note 8(c))	165,567	-	168,990	-
Legal, audit, and accounting	28,180	9,276	40,900	18,921
Management and consulting	16,653	6,071	21,888	18,165
Office and administration	13,286	10,005	23,130	29,509
Salaries and benefits	79,286	37,235	130,078	59,316
Shareholder communication	35,021	5,729	46,906	6,580
Stock-based compensation (note 8(c))	238,692	-	247,620	-
Trust and filing	5,173	5,147	11,067	4,575
	1,772,984	90,961	2,432,063	165,556

Other items
Foreign exchange gain (loss)	(6,919)	(4,813)	(4,801)	(9,473)
Gain on sale of marketable securities	19,623	-	65,459	1,174
Interest and other	58,556	596	131,222	8,303
	71,260	(4,217)	191,880	4

Loss for the period	$(1,701,724)	$(95,178)	$(2,240,183)	$(165,552)

Basic and diluted net loss per share	$(0.04)	$(0.01)	$(0.05)	$(0.01)

Weighted average number
of common shares outstanding	44,878,824	15,468,890	44,655,157	15,468,890

Consolidated Statements of Deficit
(Expressed in Canadian Dollars)
(Unaudited)

			Six months ended Sept 30
			2004	2003
Deficit, beginning of period			$(7,047,240)	$(7,878,375)
Loss for the period			(2,240,183)	(165,552)
Deficit, end of period			$(9,287,423)	$(8,043,927)

The accompanying notes are an integral part of these consolidated financial statements

AMARC RESOURCES LTD.
Consolidated Statements of Cash Flows
(Expressed in Canadian Dollars)
(Unaudited)

	Three months ended Sept. 30		Six months ended Sept. 30
Cash provided by (applied to):	2004	2003	2004	2003

Operating activities
Loss for the period	$(1,701,724)	$(95,178)	$(2,240,183)	$(165,552)
Items not involving cash
Depreciation	3,465	4,489	6,931	8,978
Common shares issued for property fees	-	-	156,000	-
Stock-based compensation (note 8(c))	404,259	-	416,610	-
Gain on sale of marketable securities	(19,623)	-	(65,459)	(1,174)
Changes in non-cash working capital items
Amounts receivable and prepaids	(31,109)	8,017	(31,186)	189,777
Balances receivable from related parties	309,532	(6,088)	271,742	71,279
Accounts payable and accrued liabilities	10,039	1,174	16,733	(127,122)
	(1,025,161)	(87,586)	(1,468,812)	(23,814)

Investing activities
Proceeds from sale of marketable securities	19,623	-	65,459	14,374
Acquisition of mineral property interests	3,000	-	(168,000)	-
Purchase of marketable securities	(125,000)	-	(125,000)	-
Reclamation deposit	-	-	-	70,000
	(102,377)	-	(227,541)	84,374

Financing activities
Issuance of share capital, net of costs	64,167	-	188,534	-
	64,167	-	188,534	-

Increase (decrease) in cash and equivalents	(1,063,371)	(87,586)	(1,507,819)	60,560
Cash and equivalents, beginning of period	13,280,225	157,995	13,724,673	9,849

Cash and equivalents, end of period	$12,216,854	$70,409	$12,216,854	$70,409

The accompanying notes are an integral part of these consolidated financial statements

AMARC RESOURCES LTD. Notes to the Consolidated Financial Statements For the period ended September 30, 2004 (Expressed in Canadian Dollars) (Unaudited)

1.	NATURE OF OPERATIONS

Amarc Resources Ltd. (the "Company") is incorporated under the laws of the Province of British Columbia, and its principal business activity is the exploration of mineral properties. Its principal mineral property interests are located in British Columbia, Canada, and Durango State, Mexico.

These consolidated financial statements have been prepared using Canadian generally accepted accounting principles assuming a going concern. The Company has incurred losses since inception and its ability to continue as a going concern depends upon its capacity to develop profitable operations and to continue to raise adequate financing. These financial statements do not reflect adjustments, which could be material; to the carrying values of assets and liabilities which may be required should the Company be unable to continue as a going concern.

2.	BASIS OF PRESENTATION AND PRINCIPLES OF CONSOLIDATION

These financial statements have been prepared in accordance with Canadian generally accepted accounting principles. These consolidated financial statements include the accounts of the Company and its wholly owned subsidiaries, Compania Minera Amarc, S.A. de C.V. and Amarc Exploraciones Mineras, S.A. de C.V., which are incorporated in Mexico. Also included are the accounts of the Precious Exploration Limited Partnership, which is subject to the Company's control and primary beneficial ownership.

3.	SIGNIFICANT ACCOUNTING POLICIES

(a)	Cash and equivalents

Cash and equivalents consist of cash and highly liquid investments, having maturity dates of three months or less from the date of purchase, which are readily convertible to known amounts of cash.

(b)	Marketable securities

Marketable securities are recorded at the lower of cost and quoted market value.

(c)	Equipment

Equipment is recorded at cost and is depreciated over its estimated useful life using the declining balance method at various rates ranging from 20% to 30% per annum.

AMARC RESOURCES LTD. Notes to the Consolidated Financial Statements For the period ended September 30, 2004 (Expressed in Canadian Dollars) (Unaudited)

(d)	Reclamation deposits

Reclamation deposits are recorded at cost.

(e)	Mineral property interests

The acquisition costs of mineral properties are deferred until the properties are placed into production, sold or abandoned. These deferred costs are amortized on a unit-of-production basis over the estimated useful life of the related properties following the commencement of production or written off if the properties are allowed to lapse or are abandoned. If the deferred mineral property costs are determined not to be recoverable over the estimated useful life or are less than estimated fair market value, the unrecoverable portion is charged to earnings in that period.

Mineral property acquisition costs include the cash consideration and the fair market value of common shares, based on the trading price of the shares, on the date of issue or as otherwise provided under the agreement terms for the mineral property interest. Costs for properties for which the Company does not possess unrestricted ownership and exploration rights, such as option agreements, are expensed in the period incurred or until a feasibility study has determined that the property is capable of commercial production.

Exploration costs and option payments are expensed in the period incurred. Option payments which are solely at the Company's discretion are recorded as they are made.

Administrative expenditures are expensed in the period incurred.

(f)	Government grants

Due to the uncertainty of the approval of government grants for which the Company has applied, government grants are recorded as the proceeds of these grants are received.

(g)	Share capital

Common shares issued for mineral property interests are recorded at the fair market value based upon the trading price of the shares on the TSX Venture Exchange on the date of issue or as otherwise provided under the agreement terms to issue the shares.

The proceeds from common shares issued pursuant to flow-through share financing agreements are credited to share capital as the tax benefits of the exploration expenditures incurred pursuant to these agreements are transferred to the purchaser of the flow-through shares.

Share issue costs are deducted from share capital.

AMARC RESOURCES LTD. Notes to the Consolidated Financial Statements For the period ended September 30, 2004 (Expressed in Canadian Dollars) (Unaudited)

(h)	Stock-based compensation

Subsequent to April 1, 2002, the Company accounts for all non-cash stock-based payments to non- employees, and employee awards that are direct awards of shares, that call for settlement in cash or other assets, or that are share appreciation rights which call for settlement by the issuance of equity instruments, using the fair value method.

Under the fair value method, stock-based payments are measured at the fair value of the consideration received, or the fair value of the equity instruments issued, or liabilities incurred, whichever is more reliably measurable. The fair value of non-cash stock-based payments is periodically re-measured until counterparty performance is complete, and any change therein is recognized over the period and in the same manner as if the Company had paid cash instead of paying with or using equity instruments. The cost of non-cash stock-based payments to service providers that are fully vested and non-forfeitable at the grant date is measured and recognized at that date. For awards that vest at the end of a vesting period, compensation cost is recognized on a straight-line basis; for awards that vest on a graded basis, compensation cost is recognized on a pro-rata basis over the vesting period.

Prior to April 1, 2003, no compensation cost was required to be recorded for all other non-cash stock-based employee compensation awards. Pursuant to new accounting standards issued by the Canadian Institute of Chartered Accountants, the Company commenced recording non-cash stock- based payments to employees using the fair value method on a prospective basis effective April 1, 2003. There has been no effect on any prior periods presented.

Consideration received by the Company upon the exercise of share purchase options, and the stock-based compensation previously credited to contributed surplus related to such options, is credited to share capital.

(i)	Use of estimates

The preparation of financial statements in conformity with Canadian generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities as at the balance sheet date, and the reported amounts of revenues and expenses during the reporting period. Significant areas requiring the use of management estimates include the determination of potential impairments of asset values, and rates for depreciation of equipment, as well as the assumptions used in determining the fair value of non-cash stock-based compensation. Actual results could differ from those estimates.

(j)	Foreign currency translation

All of the Company's foreign subsidiaries are considered integrated.

AMARC RESOURCES LTD. Notes to the Consolidated Financial Statements For the period ended September 30, 2004 (Expressed in Canadian Dollars) (Unaudited)

Monetary assets and liabilities of the Company and its integrated foreign operations are translated into Canadian dollars at exchange rates in effect at the balance sheet date. Non-monetary assets and liabilities are translated at historical exchange rates unless such items are carried at market, in which case they are translated at the exchange rates in effect on the balance sheet date. Revenues and expenses, except depreciation, are translated at average exchange rates for the period. Depreciation is translated at the same exchange rates as the assets to which it relates.

Foreign exchange gains or losses are expensed.

(k)	Income taxes

The Company uses the asset and liability method of accounting for income taxes. Under this method, future income tax assets and liabilities are computed based on differences between the carrying amount of assets and liabilities on the balance sheet and their corresponding tax values, generally using the enacted or substantively enacted income tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled.

Future income tax assets also result from unused loss carryforwards and other deductions. Future tax assets are recognized to the extent that they are considered more likely than not to be realized. The valuation of future income tax assets is adjusted, if necessary, by the use of a valuation allowance to reflect the estimated realizable amount.

The Company's accounting policy for future income taxes currently has no effect on the financial statements of any of the periods presented.

(l)	Loss per share

Basic loss per share is calculated by dividing the loss for the period by the weighted average number of common shares outstanding during the period.

Diluted loss per share is calculated using the treasury stock method. Under the treasury stock method, the weighted average number of common shares outstanding used for the calculation of diluted loss per share assumes that the proceeds to be received on the exercise of dilutive stock options and warrants are used to repurchase common shares at the average market price during the period.

Diluted loss per share has not been presented as the effect of outstanding options and warrants would be anti-dilutive.

AMARC RESOURCES LTD. Notes to the Consolidated Financial Statements For the period ended September 30, 2004 (Expressed in Canadian Dollars) (Unaudited)

(m)	Fair value of financial instruments

The carrying values of cash and equivalents, amounts receivable, and accounts payable and accrued liabilities approximate their fair value due to their short term nature. The Company is not exposed to significant credit risk or interest rate risk.

(n)	Comparative figures

Certain of the prior periods' comparative figures have been reclassified to conform to the financial statement presentation adopted for the current period.

4.	MARKETABLE SECURITIES

	Number
	of Shares	Book value	Market value
September 30, 2004
Expatriate Resources Ltd. common shares	750,000	$250,000	$285,000
Chatworth Resources Inc. (formerly GMD
Resources Corp.) (note 6(a))	100,000	-	5,000
		$250,000	$290,000

March 31, 2004
Expatriate Resources Ltd. common shares	250,000	$125,000	$112,500
StrataGold Corporation common shares	206,093	-	84,498
		$125,000	$196,998

The common shares of StrataGold Corporation ("StrataGold") were acquired pursuant to the sale by Expatriate Resources Ltd. ("Expatriate") of its gold property assets to its wholly-owned subsidiary, Stratagold, and the subsequent divestiture of Stratagold shares by Expatriate to the existing shareholders of Expatriate on a pro-rata basis. In November 2003, the Company received 702,093 unrestricted common shares of StrataGold from Expatriate pursuant to this divestiture.

AMARC RESOURCES LTD. Notes to the Consolidated Financial Statements For the period ended September 30, 2004 (Expressed in Canadian Dollars) (Unaudited)

5.	EQUIPMENT

			Accumulated	Net Book
		Cost	Depreciation	Value
	September 30, 2004
	Automotive	$24,514	$15,753	$8,761
	Site equipment	77,551	33,055	44,496
		$102,065	$48,808	$53,257

	March 31, 2004
	Automotive	$24,514	$14,058	$10,456
	Site equipment	77,551	27,819	49,732
		$102,065	$41,877	$60,188

6.	MINERAL PROPERTY INTERESTS

	Balance at	Acquired	Balance at	Acquired	Balance at
	March 31,	during the	March 31,	during the	Sept. 30,
Acquisition Costs	2003	year	2004	period	2004
British Columbia, Canada
Buck Property	$-	$65,929	$65,929	$-	$65,929
RAD Property	-	8,000	8,000	-	8,000
Bob and JMD Properties	-	-	-	90,000	90,000
Witch Property	-	-	-	10,000	10,000
Sitka Property	-	-	-	68,000	68,000
Total	$-	$73,929	$73,929	$168,000	$241,929

(a)	British Columbia, Canada

In January 2004, Amarc entered into agreements to acquire 100% interests in each of the Buck, RAD, Sitka and Bob and JMD mineral properties, subject to regulatory approvals.

The 4,750 hectare Buck claims, located 20 kilometres south of Houston, were acquired by reimbursing the optionee $65,929, which represented the cost of staking the property and line cutting to establish a survey grid over it. In July 2004, the Company reached an agreement with Chatworth Resources Inc. ("Chatworth") (formerly GMD Resources Ltd.) pursuant to which Chatworth can earn a 50% interest in the Buck claims by issuing 100,000 units comprised of 100,000 common shares of Chatworth at a deemed price of $0.05 per share and 100,000 two-year share purchase warrants, exercisable at $0.10 per share in the first year and $0.15 per share in the second year. Chatworth must also incur exploration expenditures totalling $500,000 over five years, with a minimum annual expenditure of $100,000.

AMARC RESOURCES LTD. Notes to the Consolidated Financial Statements For the period ended September 30, 2004 (Expressed in Canadian Dollars) (Unaudited)

The 2,000 hectare RAD claims, located 250 kilometres west of Williams Lake, were acquired from United Mineral Services Ltd., a private company owned by a director of the Company, by reimbursing the $8,000 staking cost.

The 1,200 hectare Bob and the adjacent 100 hectare JMD properties, located 80 km west of Quesnel, were acquired in July 2004 after receipt of regulatory approvals by issuing 200,000 shares of the Company, to a prospecting partnership. Of these 200,000 shares, 50,000 will be held in escrow until the Company has reached a third party joint venture agreement or has completed a total of $250,000 in exploration expenditures.

In February and March 2004, the Company entered into agreements to acquire the 2,000 hectare Crystal Property, the 2,000 hectare Orr Property, and the 2,175 hectare Jim Property by agreeing to pay the costs of staking. The Crystal and Orr claims are located approximately 45 kilometres southeast and 35 kilometres southeast of the town of 100 Mile House respectively, and the Jim Property is located 6 kilometres northeast of Horsefly. Subsequently, the Company staked four mineral claims to this property.

In March 2004, the Company entered into an agreement to acquire the 6,400 hectare GBR Property (formerly known as the Wolverine Property) located approximately 70 kilometres northwest of Dease Lake. Amarc has the option to acquire a 100% interest in the mineral claims, subject to a net smelter royalty, from the Iskut North Syndicate by making cash payments totaling $225,000 (of which $15,000 has been paid and issuing 450,000 shares (of which 30,000 have been issued).

The 1,275 hectare Sitka Gold Property ("Sitka"), located 30 kilometres northeast of Port Hardy, was acquired in July 2004 after receipt of regulatory approvals, by paying $20,000 in cash and issuing 80,000 shares of the Company.

In July 2004, the Company entered into an option agreement with two arm's-length parties to acquire a 100% interest in the Spius gold-copper porphyry property, located near the town of Merritt, British Columbia. Amarc has the option to acquire a 100% interest in the Spius Creek property by making staged cash payments, totalling $35,000, and issuing 80,000 common shares over three years (of which 10,000 have been issued). The property is also subject to a 2% NSR, which Amarc, at its option, can purchase for $2 million.

In September 2004, the Company acquired a 100% interest in the Witch porphyry gold-copper property for cash payments of $10,000. The property, comprising approximately 4600 hectares, is located in the Witch Lake/Chuchi Lake region, approximately 80 kilometres north-northwest of Fort St. James, British Columbia.

AMARC RESOURCES LTD. Notes to the Consolidated Financial Statements For the period ended September 30, 2004 (Expressed in Canadian Dollars) (Unaudited)

(b)	Durango State, Mexico Inde Property

The Inde Property ("the Property") comprises approximately 270 hectares and consists of five mineral concessions, of which three are owned outright by the Company and two are held under option. The Company was assigned its interest in the Property in November 2001 from Hunter Dickinson Group Inc., ("HDGI"), a private company related by certain directors in common, in consideration for US$475,000, which was paid during the 2002 fiscal year. The Company also assumed the position of HDGI in the option agreement to acquire two of the claims from the underlying vendor which, as amended during the current fiscal year, will require future semi- annual payments of US$125,000 commencing in December, 2003 until a required balloon payment of US$3.0 million in June 2006. These two claims carry a net smelter returns royalty of 4%, capped at an aggregate of US$2.0 million.

During the 2003 fiscal year, the Company paid finder's fees in connection with the Property of $43,393 and 265,680 common shares, and also paid the underlying property vendor US$25,000 (2002 - US$125,000) in connection with the option agreement assigned from HDGI. No further finder's fees are owed on this property.

In December 2003, and concurrent with the amendment to the underlying option agreement, the Company optioned the Property to Minera Bugambilias, S.A. de C.V. ("Bugambilias"). Bugambilias can earn up to a 70% interest in the Inde Property by exercising two options. Under the First Option, Bugambilias can earn a 51% interest by incurring $2.2 million in expenditures on the property within three years (of which $100,000 must be spent in the first year, $500,000 in the second year and a further $1.6 million in the third year). Bugambilias must also make all required option payments to the underlying property vendor for the first year.

(c)	Manitoba, Canada Fox River Property

By an agreement dated November 15, 2001, the Company acquired the right to participate in the Fox River Project by investing in, and becoming a general partner of, a limited partnership which held an option to acquire property interests comprising four Special Exploration Permits located near Thompson, Manitoba.

The Fox River Property comprised two permits covering 285,588 hectares owned 100% by Falconbridge Limited ("Falconbridge") and two permits covering 28,392 hectares which were subject to an option agreement between Falconbridge and W. Bruce Dunlop Limited NPL. The Fox River Project option rights held by the partnership entitled it to earn a 60% interest in the Project by expending an aggregate of $12.5 million prior to December 31, 2005, subject to Falconbridge's right to back-in to a 60% interest by completing and financing a bankable feasibility study and by arranging financing and completion guarantees for mine development. The expenditures were to be made at the rate of $2.5 million per year, with the completion date of the first year's amount extended to September 30, 2002, which the Company met.

AMARC RESOURCES LTD. Notes to the Consolidated Financial Statements For the period ended September 30, 2004 (Expressed in Canadian Dollars) (Unaudited)

The other significant general partner of the limited partnership was initially Expatriate Resources Ltd. ("Expatriate"), an unrelated public company. Expatriate's departure from the limited partnership resulted in it surrendering its interest to HDGI and issuing to HDGI 7 million common shares, which shares were then allotted to the Company during the comparative fiscal year at a value of $1.3 million.

During the year ended March 31, 2003, the Company sought an extension to earn an interest in the Fox River property, which was not agreed to by Falconbridge. In January 2003, the Company terminated its option to earn the joint venture interest from Falconbridge Limited on the Fox River Project.

(d)	Other Properties
Yukon Territory and Saskatchewan

The Company has a 5% net profits interest (NPI) in the 46 mineral claims comprising the Ana Property in the Yukon, and a 2.5% NPI in a mineral lease comprising the Mann Lake Property in Saskatchewan. The Company has neither active exploration programs nor does it plan to undertake any new programs on these properties at the present time.

7.	EXPLORATION EXPENSES

		British
	Mexico - Inde	Columbia	Fox River	Period ended
Period ended Sept. 30, 2004	Property	Properties	Property	Sept. 30, 2004
Assays and analysis	$-	$153,480	$-	$153,480
Environmental	3,781	-	-	3,781
Equipment rental	-	22,364	-	22,364
Freight	-	3,222	-	3,222
Geological	-	1,004,943	-	1,004,943
Graphics	-	27,258	-	27,258
Helicopter	-	15,599	-	15,599
Option payments	-	38,900	-	38,900
Property fees and assessments	1,608	10,485	-	12,093
Site activities	376	370,922	-	371,298
Travel and accommodation	-	79,005	-	79,005
Incurred during the period	5,765	1,726,178	-	1,731,943
Cumulative exploration expenses,
beginning of period	2,347,416	435,384	1,811,188	4,593,988

Cumulative exploration expenses,
end of period	$2,353,181	$2,161,562	$1,811,188	$6,325,931

AMARC RESOURCES LTD. Notes to the Consolidated Financial Statements For the period ended September 30, 2004 (Expressed in Canadian Dollars) (Unaudited)

		British		Year ended
	Mexico - Inde	Columbia	Fox River	March 31,
Year ended March 31, 2004	Property	Properties	Property	2004
Assays and analysis	$575	$115,087	$-	$115,662
Engineering	-	6,431	-	6,431
Equipment rental	1,119	1,446	-	2,565
Geological	3,964	287,284	-	291,248
Graphics	-	7,197	-	7,197
Helicopter	-	2,302	-	2,302
Property fees and assessments	(6,051)	500	-	(5,551)
Site activities	24,361	15,055	662	40,078
Travel and accommodation	238	82	-	320
Incurred during the year	24,206	435,384	662	460,252
Cumulative exploration expenses,
beginning of year	2,323,210	-	1,810,526	4,133,736

Cumulative exploration expenses,
end of year	$2,347,416	$435,384	$1,811,188	$4,593,988

In October 2004, the Company entered into a Farmout Agreement with Rockwell Ventures Inc. ("Rockwell"), a company related by virtue of certain directors in common, to earn a joint venture working interest to the extent of $600,000 on certain of Amarc's exploration properties in British Columbia. For a period of 180 days after Rockwell has earned its interest, the Company has the right to purchase Rockwell's interest, in cash or shares, at the Company's option, at 110% of the amount earned in by Rockwell.

8.	SHARE CAPITAL

(a)	Authorized share capital

The Company's authorized share capital consists of an unlimited number of common shares, without par value.

AMARC RESOURCES LTD. Notes to the Consolidated Financial Statements For the period ended September 30, 2004 (Expressed in Canadian Dollars) (Unaudited)

(b)	Issued and outstanding common shares

		Number of
Common shares issued:	Price	Shares	Amount
Balance March 31, 2003		15,468,890	$8,635,675
Issued during fiscal 2004
Options exercised	$0.18	30,000	5,400
Options exercised	$0.31	215,000	66,650
Options exercised	$0.48	513,000	246,240
Warrants exercised	$0.40	2,412,500	965,000
Warrants exercised	$0.50	2,500,000	1,250,000
Warrants exercised	$0.73	32,167	23,482
Private placement, net of issue costs, October 2003(i)	$0.30	13,000,000	3,849,889
Private placement, net of issue costs, December 2003(ii)	$0.55	8,002,084	4,189,297
Private placement, net of issue costs, March 2004(iii)	$0.75	2,000,000	1,407,197
Balance March 31, 2004		44,173,641	$20,638,830
Issued during fiscal 2005
Options exercised	$0.31	70,000	21,700
Property option payments, June 2004	$0.60	260,000	156,000
Property option payment, July 2004	$0.59	10,000	5,900
Warrants exercised	$0.34	473,335	160,934
Balance September 30, 2004		44,986,976	$20,983,364

(i)
On October 31, 2003 the Company announced a private placement of 13,000,000 units, of which 5,047,000 were flow-through units and 7,953,000 were non flow-through units, at a price of $0.30 per unit. Each unit was comprised of one common share and one share purchase warrant exercisable to purchase one common share at a price of $0.34 until December 31, 2005. The warrants are subject to a 45 day accelerated expiry, at the option of the Company, if the closing trade price of the Company's common shares on the TSX Venture Exchange is at least $0.68 for ten consecutive trading days.

(ii)
In December 2003, the Company announced and completed a private placement of 8,002,084 units, of which 4,397,906 were flow-through and 3,604,178 were non flow- through, at a price of $0.55 per unit. Each unit was comprised of one common share and one share purchase warrant exercisable to purchase one common share at a price of $0.60 until December 31, 2004. The warrants are subject to a 45 day accelerated expiry, at the option of the Company, if the closing price of the Company's common shares on the TSX Venture Exchange is at least $1.10 for ten consecutive trading days.

(iii)
On March 9, 2004, the Company completed a private placement of 2,000,000 units at a price of $0.75 per unit. Each unit was comprised of one common share and one share purchase warrant exercisable to purchase one common share at a price of $0.85 until March 9, 2005. The warrants are subject to a 45 day accelerated expiry, at the option of the Company, if the closing price of the Company's common shares on the TSX Venture Exchange is at least $1.50 for ten consecutive trading days.

AMARC RESOURCES LTD. Notes to the Consolidated Financial Statements For the period ended September 30, 2004 (Expressed in Canadian Dollars) (Unaudited)

(c)	Share purchase option compensation plan

The Company has a share purchase option compensation plan approved by the shareholders that allows the Company to grant up to 2,970,000 share purchase options, vesting over up to two years, subject to regulatory terms and approval, to its employees, officers, directors and consultants. The exercise price of each option can be set equal to or greater than the closing market price of the common shares on the TSX Venture Exchange on the day prior to the date of the grant of the option, less any allowable discounts. Options have a maximum term of five years and terminate 30 days following the termination of the optionee's employment, except in the case of retirement or death.

The continuity of share purchase options for the period ended September 30, 2004 is:

	Exercise	Mar. 31			Expired/	Sept 30
Expiry date	price	2004	Granted	Exercised	cancelled	2004
December 20, 2004	$0.18	67,000	-	-	-	67,000
March 21, 2005	$0.31	2,033,000	-	(70,000)	-	1,963,000
March 21, 2005	$0.36	25,500	-	-	-	25,500
March 21, 2005	$0.49	73,000	-	-	-	73,000
May 9, 2005	$0.17	7,000	-	-	-	7,000
		2,205,500	-	(70,000)	-	2,135,500

Weighted average exercise price		$0.31	$ -	$ 0.31	$ -	$ 0.31

The weighted-average contractual remaining life of share purchase options is 0.46 years.

Subsequent to September 30, 2004, 7,000 share purchase options were exercised at $0.18 and 18,000 share purchase options were exercised at $0.31.

The exercise prices of all share purchase options granted during the period were equal to the market price at the grant date. Using an option pricing model with the assumptions noted below, the estimated fair value of all options granted during the period have been reflected in the statement of operations as follows:

	Period ended	Year ended
	Sept. 30, 2004	Mar. 31, 2004
Exploration
Engineering	$57,330	$32,130
Environmental, socioeconomic and land	(344)	8,682
Geological	112,004	146,123
	168,990	186,935
Office and administration	247,620	220,428
Total compensation cost recognized in operations,
credited to contributed surplus	$416,610	$407,363

AMARC RESOURCES LTD. Notes to the Consolidated Financial Statements For the period ended September 30, 2004 (Expressed in Canadian Dollars) (Unaudited)

The assumptions used to estimate the fair value of options granted during the period were:

Risk free interest rate	3%
Weighted average expected life	1.4 years
Vesting period	0-6 months
Weighted average expected volatility	101%
Expected dividends	nil

(d)	Share purchase warrants

The continuity of share purchase warrants (each warrant exercisable into one common share) for the period ending September 30, 2004 is:

	Exercise	Mar. 31			Expired/	Sept 30
Expiry date	Price	2004	Issued	Exercised	Cancelled	2004
December 31, 2004	$0.60	8,002,084	-	-	-	8,002,084
March 9, 2005	$0.85	2,000,000	-	-	-	2,000,000
December 31, 2005	$0.34	13,000,000	-	(473,335)	-	12,526,665
		23,002,084	-	(473,335)	-	22,528,749

Weighted average exercise price		$0.47	$ -	$0.34	$ -	$0.48

The contractual remaining life of share purchase warrants is 0.82 years.

Subsequent to September 30, 2004, 355,000 share purchase warrants were exercised at $0.60 and 43,333 were exercised at $0.34.

(e)	Contributed surplus

Balance, March 31, 2002	$-
Changes during fiscal 2003:
Non-cash stock-based compensation	5,805
Contributed surplus, March 31, 2003	5,805
Changes during fiscal 2004:
Non-cash stock-based compensation (note 8(c))	407,363
Contributed surplus, March 31, 2004	413,168
Changes during fiscal 2005
Non-cash stock-based compensation (note 8(c))	416,610
Contributed surplus, September 30, 2004	$829,778

AMARC RESOURCES LTD. Notes to the Consolidated Financial Statements For the period ended September 30, 2004 (Expressed in Canadian Dollars) (Unaudited)

9.	RELATED PARTY BALANCES AND TRANSACTIONS

Balances receivable (payable)

	Sept. 30, 2004	March 31,2004
Hunter Dickinson Inc. (a)	$(186,479)	$85,263
Hunter Dickinson Group Inc. (b)	(3,424)	(3,424)
Total	$(189,903)	$81,839

Transactions	Six months ended	Year ended
	Sept. 30, 2004	March 31, 2004
Services rendered and expenses reimbursed
Hunter Dickinson Inc. (a)	$762,816	$502,474
Hunter Dickinson Group Inc. (b)	6,400	12,800
Property acquisitions
United Mineral Services Ltd. (c)	-	73,929

(a)
Hunter Dickinson Inc. ("HDI") and its wholly-owned subsidiaries are private companies with certain directors in common that provide geological, technical, corporate development, administrative and management services to, and incur third party costs on behalf of, the Company on a full cost recovery basis pursuant to an agreement dated December 31, 1996. Balances receivable from (payable to) Hunter Dickinson Inc. have arisen in the normal course of exploration work on the Company's mineral properties and from the provision of ongoing administrative services.

	(b)	Hunter Dickinson Group Inc. ("HDGI") is a private company with certain directors in common that provides consulting services at market rates to the Company.

(c)
United Mineral Services Ltd. ("UMS") is a private company owned by a director. During the year ended March 31, 2004, the Company acquired the 2,000 hectare RAD claims by paying the $8,000 staking cost which had been paid for by UMS and acquired the Buck claims by paying $65,929, the cost of staking the property and line cutting (note 6(a)).

10.	INCOME TAXES

As of March 31, 2004, the Company had approximately $1.6 million (2003 - $2.0 million) in non- capital losses and approximately $1.55 million (2003 - $2.0 million) in capital losses for Canadian tax purposes available to reduce taxable income in future years. These non-capital losses expire in various periods ranging from 2010 to 2011. Future tax benefits, if any, resulting from the application of these losses have not been reflected in these financial statements, as it cannot be considered more likely than not that they will be realized.

AMARC RESOURCES LTD. Notes to the Consolidated Financial Statements For the period ended September 30, 2004 (Expressed in Canadian Dollars) (Unaudited)

11.	COMMITMENTS

At September 30, 2004, the Company is committed to incur prior to December 31, 2004, on a best efforts basis, approximately $3.8 million in qualifying Canadian exploration expenses, pursuant to a private placement for which flow-through proceeds were received on or before December 31, 2003 and renounced to subscribers as at that date. To September 30, 2004, approximately $2.1 million had been incurred, and the Company is planning to expend the required remaining balance on or before December 31, 2004.

12.	SUBSEQUENT EVENTS

Subsequent to the period end, the Company:

(a) issued 25,000 common shares pursuant to the exercise of share purchase options (note 8(c)), and

(b) issued 398,333 common shares pursuant to the exercise of warrants (note 8(d)).